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RECEIVED
FEB 2 7 2004
188

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50546

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2003__ AND ENDING __12/31/2003__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRENTWORTH & COMPANY, INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3125 ROUTE 10 EAST   SUITE 2B

(No. and Street)

DENVILLE   NEW JERSEY   07834

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD A. MILLER   (973) 366-5585

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACQUELINE M. DONOHUE, CPA

(Name — if individual, state last, first, middle name)

349 PINEBROOK BLVD.   NEW ROCHELLE   NEW YORK   10804

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AM
3.18.04

OATH OR AFFIRMATION

I, _ MARK SIMONETTI _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__ BRENTWORTH & COMPANY, INCORPORATED _____, as of

_____ DECEMBER 31 ____, 2003., are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SHERI SIMONETTI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 2, 2005

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

- X (o) Independent auditor's report on internal accounting control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jacqueline M. Donohue
CERTIFIED PUBLIC ACCOUNTANT
349 PINEBROOK BLVD.
NEW ROCHELLE, NEW YORK 10804

(914) 576-7166
FAX (914) 633-5891
jackie2w@yahoo.com

Independent Auditor's Report

Board of Directors
Brentworth & Company, Incorporated

I have audited the accompanying statements of financial condition of Brentworth & Company, Incorporated as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brentworth & Company, Incorporated as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Jacqueline M. Donohue, CPA

February 12, 2004

Brentworth & Company, Incorporated
Statement of Financial Position
As of December 31, 2003

ASSETS

CURRENT ASSETS

Cash in bank	$ 4,903.88
Prepaid expenses	276.75
Due from Clearing Broker	4,084.14
Securities Long	36,011.37
	45,276.14

FIXED ASSETS

Computer & office equipment	4,610.05
Less: accumulated depreciation	(4,102.00)
	508.05

OTHER ASSETS

Due from Officer	8,613.17
	$ 54,397.36

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Payroll taxes payable	$ 1,448.38
Accounts Payable	10,212.48
	11,660.86

STOCKHOLDER'S EQUITY

Common stock	6,000.00
Retained earnings	36,736.50
	42,736.50
	$ 54,397.36

See accompanying notes and accountant's report.

Brentworth & Company, Incorporated
Statement of Income
For the Year Ended December 31, 2003

REVENUE

Commissions	$	122,734.48
Miscellaneous		11,093.32
Interest and dividends		421.43
		134,249.23

EXPENSES

Facility expense	24,397.90
Office expense	6,069.40
News, quotes & market fees	7,541.29
Insurance	7,117.84
Taxes	1,865.25
Clearing expenses	30,000.00
Registration fees	22,170.00
Salaries and wages	20,038.32
Telephone	5,714.57
Other operating expense	3,685.08
Depreciation	254.00
	128,853.65

Net income	$	5,395.58

See accompanying notes and accountant's report.

Brentworth & Company, Incorporated
Statement of Changes In Financial Position
For the Year Ended December 31, 2003

OPERATING ACTIVITIES

Net Income	$	5,395.58
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Depreciation		254.00
Prepaid expenses		9,800.00
Due from clearing broker		1,377.12
Securities long		(9,356.93)
Payroll taxes		(72.00)
Accounts payable		(4,344.53)
Other assets		(8,613.17)
Net cash provided by operating activities		(5,559.93)

INVESTING ACTIVITIES

Net cash used by investing activities	0.00

FINANCING ACTIVITIES

Dividend distribution		(900.00)
Net cash used by financing activities		(900.00)

Net decrease in cash	$	(6,459.93)
Cash at beginning of year		11,363.81
Cash at end of year	$	4,903.88

See accompanying notes and accountant's report.

Brentworth & Company, Incorporated
Statement of Changes In Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Retained Earnings
Balance at beginning of year	$ 6,000.00	$ 32,240.92
Net Income		5,395.58
Dividends		(900.00)
Balance at close of year	$ 6,000.00	$ 36,736.50

See accompanying notes and accountant's report.

Brentworth & Company, Incorporated
Notes to Financial Statements
For the Year Ended December 31, 2003

1. SIGNIFICANT ACCOUNTING POLICIES. The Company has a clearing arrangement with Fiserv Securities, Inc. on a fully disclosed basis. The Company's customer accounts are carried on the books of the clearing broker. Commission income from securities transactions are recorded by the Company on a settlement date basis and clearing expenses recorded on a trade date basis. Other miscellaneous income is recorded when received by the Company.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value by the Board of Directors. The resulting difference between cost & market (or fair value) is included in trading gains and losses.

Depreciation is provided on a straight line basis using estimated useful lives of five years.

2. INCOME TAXES. The Company from inception elected to be treated for federal and state income tax purposes as a Sub-chapter S corporation. No corporate income tax is recognized by the corporation and its shareholders' include their pro-rate share of the corporation's taxable income on their individual tax returns.

3. COMMITMENTS AND CONTINGENT LIABILITIES. According to Company management, there are no contingent liabilities, commitments or pending litigation against the Company.

4. RELATED PARTIES. The Company on February 1, 2001 entered into a net operating lease for office space located in Denville, New Jersey with its president and stockholder. The annual amount paid during the year of 2003 was $24,397.90.

5. NET CAPITAL. The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $ 5,000 for 2003, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for broker/dealers. As of December 31, 2003, the Company had net capital of $28,605 was $23,605 in excess of its 2003 net capital requirement of $5,000.

6. CONCENTRATIONS OF CREDIT RISK. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Jacqueline M. Donohue
CERTIFIED PUBLIC ACCOUNTANT
349 PINEBROOK BLVD.
NEW ROCHELLE, NEW YORK 10804

(914) 576-7166
FAX (914) 633-5891
jackie2w@yahoo.com

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the
Securities and Exchange Commission

Board of Directors
Brentworth & Company, Incorporated

I have audited the accompanying financial statements of
Brentworth & Company, Incorporated as of and for the year
ended December 31, 2003, and have issued my report thereon
dated February 12, 2004. My audit was conducted for the
purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained in
Schedules I, II, III, and IV is presented for purposes of
additional analysis and is not a required part of the basic
financial statements, but is supplementary information
required by Rule 17a-5 of the Securities and Exchange
Commission. Such information has been subjected to the
auditing procedures applied in the audit of the basic
financial statements and, in my opinion, is fairly stated in
all material respects in relation to the basic financial
statements taken as a whole.

Jacqueline M. Donohue, CPA

February 12, 2004

SCHEDULE I

BRENTWORTH & COMPANY, INCORPORATED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

NET CAPITAL

Total stockholders' equity	$	42,736.50
Deduction for non-allowable assets		(9,398.00)
Net capital before haircuts on securities positions		33,338.50

Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))

A.	Money market fund	(	279.00)
B.	State & municipal government obligations		.00
C.	Stocks	(	3,310.00)
D.	Undue concentrations	(	1,144.00)
Net Capital		$	28,605.50

AGGREGATE INDEBTEDNESS

Items include in statement of financial position:

Accounts payable	$	10,212.48
Payroll taxes payable		1,448.38
Total aggregate indebtedness	$	11,660.86

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000.00
Excess net capital at 1500%	$	23,605.50
Excess net capital at 1000%	$	27,439.42
Ratio: Aggregate indebtedness to net capital		40.7 %

SCHEDULE I (Continued)

BRENTWORTH & COMPANY, INCORPORATED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of
December 31, 2003)

Net Capital as reported in Company's
  Part IIA (Unaudited) FOCUS report $ 28,605.00

Rounding   .50

Net capital per above $ 28,605.50

SCHEDULE II & III

The Company claims an exemption from SEC Rule (Rule
15c3-3(2)(B). All customer transactions are cleared through
Fiserv Securities, Inc. on a fully disclosed basis.
Therefore, the reporting requirements of these schedules
have been omitted.

SCHEDULE IV

Omitted.

Jacqueline M. Donohue
CERTIFIED PUBLIC ACCOUNTANT
349 PINEBROOK BLVD.
NEW ROCHELLE, NEW YORK 10804

(914) 576-7166
FAX (914) 633-5891
jackie2w@yahoo.com

Board of Directors
Brentworth & Company, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Brentworth & Company, Inc. (the Company), for the year ended December 31, 2003 I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls and of the practices
and procedures referred to in the preceding paragraph and to
assess whether those practices and procedures can be
expected to achieve the SEC's above-mentioned objectives.
Two of the objectives of internal control and the practices
and procedures are to provide management with reasonable but
not absolute assurance that assets for which the Company has
responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are
executed in accordance with management's authorization and
recorded properly to permit the preparation of financial
statements in conformity with generally accepted accounting
principles. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or
the practices and procedures referred to above, error or
fraud may occur and not be detected. Also, projection of any
evaluation of them to future periods is subject to the risk
that they may become inadequate because of changes in
conditions or that the effectiveness of their design and
operation may deteriorate.

My consideration of internal control would not
necessarily disclose all matters in internal control that
might be material weaknesses under standards established by
the American Institute of Certified Public Accountants. A
material weakness is a condition in which the design or
operation of the specific internal control components does
not reduce to a relatively low level the risk that error or
fraud in amounts that would be material in relation to the
financial statements being audited may occur and not be
detected within a timely period by employees in the normal
course of performing their assigned functions. However, I
noted no matters involving internal control, including
control activities for safeguarding securities, that I
consider to be material weaknesses as defined above.

I understand that practices and procedures that
accomplish the objectives referred to in the second
paragraph of this report are considered by the SEC to be
adequate for its purposes in accordance with the Securities
Exchange Act of 1934 and related regulations, and that
practices and procedures that do not accomplish such
objectives in all material respects indicate a material
inadequacy for such purposes. Based on this understanding
and on our study, I believe that the Company's practices and
procedures were adequate at December 31, 2003,to meet the
SEC's objectives.

This report is intended solely for the information and
use of the Board of Directors, management, the SEC, NASD
Regulations, Inc. and other regulatory agencies that rely on
rule 17a-5(g) under the Securities Exchange Act of 1934 in

their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jacqueline M. Donohue, CPA

February 12, 2004